APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Proof Artisan Bread

Profit and Loss

January - December 2021

	TOTAL
Income	**$1,057,583.99**
Cost of Goods Sold	**$309,408.78**
GROSS PROFIT	**$748,175.21**
Expenses	
Advertising & Marketing	10,213.47
Bank Charges & Fees	**10,193.83**
Car & Truck	22,769.61
Computer & Internet Expenses	10,917.74
Continuing Education	31.95
Contractors	**75,948.48**
Depreciation Expense	72,009.00
Dues & subscriptions	**42,279.25**
Insurance	36,176.12
Interest Paid	13,954.06
Legal & Professional Services	11,755.00
Meals	5,395.16
Office Expense	11,324.71
Office Supplies & Software	23,736.45
Outside Services	9,710.53
PayPal Fees	153.50
Payroll Expenses	**393,615.56**
Reimbursements	0.00
Rent & Lease	53,607.41
Rental Fees	1,319.37
Repairs & Maintenance	30,325.37
Taxes & Licenses	3,127.64
Telephone	7,393.98
Travel	428.98
Utilities	10,588.28
Total Expenses	**$856,975.45**
NET OPERATING INCOME	**$ -108,800.24**
Other Income	**$38,466.80**
NET OTHER INCOME	**$38,466.80**
NET INCOME	**$ -70,333.44**

Proof Artisan Bread

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$12,665.71**
Other Current Assets	**$0.00**
Total Current Assets	**$12,665.71**
Fixed Assets	**$401,844.65**
Other Assets	**$4,300.00**
TOTAL ASSETS	**$418,810.36**
LIABILITIES AND EQUITY	
Liabilities	**$628,778.47**
Equity	
Owner's Distribution	**28,196.39**
Owner's Investment	0.00
Retained Earnings	-167,831.06
Net Income	-70,333.44
Total Equity	**$ -209,968.11**
TOTAL LIABILITIES AND EQUITY	**$418,810.36**

Proof Artisan Bread

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$12,665.71
Other Current Assets	$0.00
Total Current Assets	**$12,665.71**
Fixed Assets	$401,844.65
Other Assets	$4,300.00
TOTAL ASSETS	**$418,810.36**
LIABILITIES AND EQUITY	
Liabilities	$628,778.47
Equity	
Owner's Distribution	28,196.39
Owner's Investment	0.00
Retained Earnings	-167,831.06
Net Income	-70,333.44
Total Equity	**$ -209,968.11**
TOTAL LIABILITIES AND EQUITY	**$418,810.36**

Proof Artisan Bread

Profit and Loss
January - December 2022

	TOTAL
Income	**$1,826,767.16**
Cost of Goods Sold	**$444,309.45**
GROSS PROFIT	**$1,382,457.71**
Expenses	
Advertising & Marketing	29,457.04
Bank Charges & Fees	**13,094.32**
Car & Truck	32,395.83
Coffee Sales	2,630.42
Computer & Internet Expenses	10,941.59
Contractors	**92,472.78**
Depreciation Expense	5,010.00
Dues & subscriptions	**60,472.03**
Insurance	31,796.66
Interest Paid	3,387.01
Legal & Professional Services	26,678.32
Meals	5,350.17
Membership	1,295.00
Office Expense	14,599.62
Office Supplies & Software	27,081.79
Outside Services	28,314.67
PayPal Fees	72.10
Payroll Expenses	**714,643.56**
Postage & Shipping	30.76
Reimbursements	0.00
Rent & Lease	41,062.16
Rental Fees	1,054.62
Repairs & Maintenance	38,415.68
Taxes & Licenses	510.71
Telephone	9,990.44
Travel	4,538.42
Uniform	21.38
Utilities	32,687.87
Total Expenses	**$1,228,004.95**
NET OPERATING INCOME	**$154,452.76**
Other Income	**$10,000.00**
NET OTHER INCOME	**$10,000.00**
NET INCOME	**$164,452.76**

Proof Artisan Bread

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$40,760.80
Other Current Assets	$0.00
Total Current Assets	**$40,760.80**
Fixed Assets	$426,746.63
Other Assets	$4,300.00
TOTAL ASSETS	**$471,807.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$166,746.89
Long-Term Liabilities	$387,558.38
Total Liabilities	**$554,305.27**
Equity	
Owner's Distribution	-36,982.49
Owner's Investment	0.00
Retained Earnings	-209,968.11
Net Income	164,452.76
Total Equity	**$ -82,497.84**
TOTAL LIABILITIES AND EQUITY	**$471,807.43**

Proof Artisan Bread

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$40,760.80
Other Current Assets	$0.00
Total Current Assets	**$40,760.80**
Fixed Assets	$426,746.63
Other Assets	$4,300.00
TOTAL ASSETS	**$471,807.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$166,746.89
Long-Term Liabilities	$387,558.38
Total Liabilities	**$554,305.27**
Equity	
Owner's Distribution	-36,982.49
Owner's Investment	0.00
Retained Earnings	-209,968.11
Net Income	164,452.76
Total Equity	**$ -82,497.84**
TOTAL LIABILITIES AND EQUITY	**$471,807.43**

I, Jonathan Przybyl, certify that:

1. The financial statements of Proof Bread LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Proof Bread LLC included in this Form reflects accurately the information reported on the tax return for Proof Bread LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____*Jonathan Przybyl*_____

Name: Jonathan Przybyl

Title: Owner